                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 10-SB

                                 AMENDMENT NO. 2


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          QRS Music Technologies, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                Delaware                              36-3683315
     -------------------------------     -----------------------------------
     (State or other jurisdiction of     (I.R.S. Employer Identification No.)
      incorporation or organization)

         2011 Seward Avenue, Naples FL                             34109
     ----------------------------------------                    ----------
     (Address of principal executive offices)                    (Zip Code)

Issuer's telephone number (941) 597 - 5888

          Securities to be registered under Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered

            None                                          N/A
     -------------------                     ------------------------------


          Securities to be registered under Section 12(g) of the Act:

                             Common, $0.01 par value


Please contact J. Scott Hunter at, Clyde Snow Sessions & Swenson (801) 322-2516; 201 South Main, Suite 1300, Salt Lake City, Utah 84111 regarding any comments or questions.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

     QRS Music Technologies, Inc. ("Registrant") is a Delaware Corporation which was formed in January, 1990. During fiscal year ended June 30, 2000, Registrant's primary lines of business were manufacture and sale of Pianomation(R) Music Instrument Digital Interface ("MIDI"), manufacture and sale of Story & Clark pianos, sale of MIDI CDs and floppy disks and manufacture and sale of music rolls for player pianos. Registrant's corporate offices and Pianomation(R) development facilities and showroom are located in Naples, Florida. Registrant has a warehouse, piano restoration and showroom facility in Las Vegas, Nevada, piano manufacturing and Pianomation(R) assembly and showroom facilities in Seneca, Pennsylvania, and a piano roll manufacturing and warehouse facility and software development facility in Buffalo, New York. See "Consolidated Financial Statements" for financial information.

PIANOMATION(R)

     The Pianomation(R) MIDI System is a Musical Instrument Digital Interface equipped playback system for acoustic and digital pianos. Pianomation(R), which is Registrant's flagship product, automates Registrant's own line of Story & Clark pianos, and can be retrofitted by independent installers into virtually any brand of piano. Several major piano manufacturers, including Baldwin Piano & Organ Co, Samick Music Corporation and Young Chang Pianos, have selected Pianomation(R) as an OEM choice for factory installation in new instruments.

     The Pianomation(R) product consists of an electronic processor and a mechanical assembly which drives solenoid actuators. The processor receives MIDI signals from a MIDI master controller such as a CD player, disk drive or personal computer. The signals received from the master controller are processed by the Pianomation(R) processor which in turn causes the mechanical solenoid actuators to "play" the piano's keys. The MIDI signal contains, and the Pianomation(R) processor transmits, the information necessary to control the duration of each note and the level of expression and foot pedal operation. The Pianomation(R) system is unique as it is the only system currently available which not only controls the mechanical operation of a piano but synchronizes the MIDI signal with a separate track containing an audio music signal and stores both tracks in analog format on a CD. This allows the Pianomation(R) system to enhance the piano performance with a vocalist, symphony orchestra or other recorded music.

     The ease of installation and minimal service requirements of the Pianomation(R) system and the proprietary software which allows the conversion of a digital signal into analog format are principal features. A unique low profile solenoid rail actuates the keys, and can be easily regulated to the touch of the host piano to a high degree of sensitivity. In fact, Pianomation(R) can actually play at volume levels below the capabilities of the human pianist for the ultimate in background music. The sustain pedal is operated by a specially designed solenoid, or can be simulated by the system's exclusive "Magic Pedal" feature.

     Pianomation's(R) flexibility and open-ended architecture allow a wide range of use and flexibility for all current and future playback formats. With QRS CDs, Pianomation(R) can play unobtrusively with solo piano music or with concert-quality performances that include audio accompaniment; with QRS videos, Pianomation(R) can be used for group sing-alongs or karaoke; with QRS floppies, Pianomation(R) can drive a general MIDI system for the MIDI enthusiast; and, with various computer programs, it can serve the working musician as a MIDI slave, interacting on a sophisticated level with all manner of MIDI equipment. Registrant

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

also sells the Playola System of portable piano automation. Unlike the Pianomation(R) System which requires installation by a trained technician, the Playola system consists of only two components which can be easily placed on and removed from a piano by a user. Playola is also MIDI compatible.

PIANOMATION(R) MANUFACTURER

     The components of the Pianomation(R) MIDI System and Playola system are manufactured for Registrant by a number of different suppliers. With the exception of a number of small pieces, Registrant has located more than one supplier for each component. It maintains an inventory of components which it believes would be sufficient to continue its business if the single source vendor of small pieces should cease to adequately supply ordered parts. Registrant assembles some of the Pianomation(R) System and Playola components in its Pennsylvania facility. In large part, the Pianomation(R) System is shipped in kit form for installation by a technician into an acoustic piano. Registrant believes there to be ample sources and quantities of raw materials for the manufacture of all components.

PIANOMATION(R) DISTRIBUTION

     Registrant distributes the Pianomation(R) system as an option on its Story & Clark pianos, through approximately 250 independent piano retailers and independent piano technicians who install the system on pianos initially sold by the retailer or as a retrofit on pianos owned by customers. Registrant also distributes through OEM sales to large piano manufacturers such as Baldwin Piano and Organ Co., Young Chang Pianos and Samick Music Corporation and other distributors who private label the system. Playola is distributed though the same network of independent piano retailers.

STORY & CLARK PIANOS


     Registrant manufactures, imports and sells pianos under the Story & Clark trademark. The Story & Clark line includes reproducing player pianos, grand pianos, console and studio pianos, nickelodeons, custom leaded glass panel pianos, roll players, and various piano accessories such as piano benches and lamps. The term player piano is used to describe any acoustic piano that has been modified to play itself. A nickelodeon is a piano that plays itself, and has additional instruments (such as drums, xylophone, castanets, etc.) that are mounted on or near the piano and are also played by the same solenoid system. In 1997, Story & Clark introduced the Hampton Grand Piano which is an art-case piano. An art case piano is a piano with a body other than the traditional bent rim frame used on a majority of pianos made. The Hampton utilizes a yacht tail design where four pieces of wood are joined to form the frame. A traditional piano takes 1 piece of wood and bends it into the curved shape. For fiscal year ended June 30, 2000 Hampton piano sales represented 2.29% of total overall sales.



     All Story & Clark pianos, including imported pianos, are thoroughly serviced and prepared by factory piano technicians prior to sale. All Story & Clark pianos are pre-slotted to allow for easy later installation of the Pianomation(R) system. Registrant also sells its pianos under the Hobart M. Cable trademark.


PIANO MANUFACTURE

     With the exception of its Prelude and Cambridge lines, all Story & Clark pianos are manufactured at Registrant's 46,000 square foot facility in Seneca, Pennsylvania. The Prelude and Cambridge lines are imported from the Peoples Republic of China. Registrant believes that there is an adequate supply of all materials used to build its pianos in Pennsylvania. Registrant also believes there are other sources of imported pianos if current supply were interrupted.


     The name Story & Clark is used on pianos that are manufactured at our US facility. Specifically the Hampton, Console, Studio, Classic, Nickelodeon and Roll Player pianos. The Prelude name is used for pianos imported from the Dongbei Piano Company, of the People's Republic of China, and the Cambridge name is used on pianos imported from the Beijing Piano, of the People's Republic of China. For fiscal year ended June 30, 2000 and June 30, 1999 combined Cambridge and Prelude sales represented 8.00% and 6.68% of overall sales respectively.


PIANO DISTRIBUTION


     Registrant distributes its pianos through a network of approximately 125 to 175 independent piano stores in the following states: Alabama (3); Arizona (4); California (9); Colorado (9); Connecticut (3); Delaware (3); Florida (11); Georgia (3); Iowa (1); Illinois (6); Indiana (6); Kansas (1); Kentucky (7); Louisiana (3); Massachusetts (4); Maryland (4); Minnesota (6); Missouri (2); Mississippi (2); North Carolina (3); North Dakota (1); Nebraska (2); New Hampshire (1); New Jersey (4); Nevada (1); New York (10); Ohio (10); Oklahoma
(2); Oregon (5); Pennsylvania (19); South Carolina (2); Tennessee (4); Texas
(5); Utah (4); Virginia (2); Vermont (1); Washington (2); Wisconsin (5); Wyoming
(1).


     Registrant arranges for third-party-floor-plan financing of purchases by those stores. Registrant is contingently liable to repurchase pianos financed and repossessed by any of its third-party-floor-plan lenders. Recently, Registrant began retailing its pianos through its own showrooms in Naples and Las Vegas.

PLAYER PIANO ROLLS


     Registrant is the only major manufacturer in the world of paper player piano rolls. Registrant has master recording data for over 5,000 music titles for player piano rolls and maintains an inventory of over 50,000 music rolls at its Buffalo facility. Registrant contracts with copyright owners for nonexclusive rights to produce various musical selections and then with artists who actually perform the musical selection. Registrant has master rolls representing the only player piano performance of Liberace and one of only a few of the performances of Scott Joplin, Fats Waller, George Gershwin and other famous pianists. Celebrity performances are recorded on a specially equipped piano called a marking piano. Each key on the marking piano is connected pneumatically to a metal stylus on unit sitting next to the piano. There is a blank roll of piano roll paper that passes over a drum equipped with a piece of carbon paper. As a key is depressed on the piano, the metal stylus descends against the piano roll paper, and a carbon mark is made on the underside of the paper. As long as the key is depressed, the stylus stays down. Once the key is released, the stylus raises. Once the performance is complete, the roll with the carbon marks is taken out, and the carbon lines are cut out with an exacto knife. This becomes the pattern for the piano rolls that will be mass-produced. Celebrity performances are recorded on the marking piano because it requires no knowledge of player piano roll arranging by the performer. The artist is only required to sit at the piano and play as they normally would. Upon completion of the performance we have a pattern of the exact performance that can then be reproduced in the form of a perforated piano roll. When the completed roll is played on a customer's piano, the original artist's performance will be duplicated exactly. For fiscal year ended June 30, 2000 and 1999 player piano roll sales represented 4.37% and 5.85% of total overall sales respectively. Non-celebrity performances are done on a digital keyboard or computer. All raw materials for the rolls are readily available from multiple sources. Registrant also sells player piano accessories.


ROLL DISTRIBUTION.

     Player piano rolls and player piano accessories are primarily sold though mail order catalog. Registrant maintains a mailing list of over 88,000 qualified buyers. Registrant also sells player piano rolls and accessories on its internet web site and through approximately 75 independent dealers.

MIDI CDS AND FLOPPY DISKS


     Registrant has an inventory of 2000 musical data files in MIDI format which it sells in CD and floppy disk format and as downloads on its internet web site. The CDs are primarily used for electronic player devices such as Pianomation(R). The floppy disks and web downloads can be used on digital keyboards, computers and any other MIDI sequencer. Total CD and floppy sales for fiscal year ended June 30, 2000 and 1999 were 6.15% and 6.29% of total overall sales respectively.


COMPETITION

     Pianomation(R) has two major competitors, Yamaha Music and PianoDisc. The Yamaha Disklavier system is only available as a factory installed option on Yamaha pianos. The PianoDisc system is retrofitable. Registrant believes that it had in calendar year 1999 approximately 35% of the electronic grand piano retrofit market and approximately 31% of the vertical piano retrofit market. * Principal competitive factors are reliability, features, system flexibility and ease of installation. Registrant believes it competes well as a result of the reliability of its system, ease of installation, and the ability to store live recorded background music including vocals as well as piano signal on one CD.


     Story & Clark competes with very large (Baldwin Piano and Organ, Steinway Pianos, Samick Pianos, Young Chang Pianos, and Kawai Music) and small piano manufacturers and has a very small portion of the market. Principal competitive factors are distribution channels, trademark and price. While it is one of only a handful of domestic piano manufacturers, Registrant competes only by filling niche markets including player pianos and nickelodeons rather than competing in the mass distribution market for standard home-use and commercial-use pianos.



     New player rolls are sold by only one other company (Mastertouch Piano Rolls) which does not market to the United States. Used player piano rolls are sold by numerous individuals.


PIANOMATION AND OTHER PIANO SALES


     For fiscal year ended June 30, 2000 perforated paper roll players represented 6.64% of our piano sales, and for fiscal year ended June 30, 1999 they represented 7.48%. For fiscal year ended June 30, 2000 and 1999, nickelodeons represented 4.53% and 5.47% of piano sales respectively. Total piano sales for fiscal year ended June 30, 2000 and 1999 represented 19.97% and 27.02% of total overall sales respectively. Sales of Pianomation systems and hardware products for fiscal year ended June 30, 2000 and 1999 represented 62.87% and 47.10% of overall sales respectively. Approximately 2.1% of Story & Clark pianos sold were retrofitted with the Pianomation(R) system in fiscal year 2000 and approximately 2.4% in fiscal year 1999.


-------------------
*    1999 Music Industry Census

EMPLOYEES

     Registrant employs 79 full-time employees and 5 part-time employees.

PATENTS TRADEMARKS AND LICENSES


     Registrant has 3 United States Trademark registrations: Registration No. 658,518 (QRS logo), Registration No. 2,190,286 (QRS), and Registration No. 2,227,035 (Pianomation). Registrant is the exclusive licensee of Patent # 4953039 which is the technology upon which Pianomation is based. The exclusive license was granted by Micro-W Distributing, Inc in 1981 in exchange for the licensing of certain musical source material by the Registrant to Micro-W. Registrant pays no royalties for such license. The term of the license is the life of the patent which was filed in 1988, issued in 1990 and expires (unless extended) in 2007.



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


GENERAL.

     The Registrant's fiscal year ends each June 30, and the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999 are referred to as "fiscal 2001", "fiscal 2000" and "fiscal 1999", respectively.

     Registrant is a Delaware Corporation and is a manufacturer and distributor of pianos, pianomation units, and compact discs and music rolls for use in player pianos. Registrant sells its products to dealers and end-users, predominately in the United States and has divisions in New York, Pennsylvania, Florida and Nevada.

FISCAL 2000 COMPARED TO FISCAL 1999.


     SALES. Total sales increased 33.0% from $10.3 million in fiscal 1999 to $13.7 million in fiscal 2000. Increased sales of Pianomation systems accounted for the largest portion of the overall increase, improving approximately $3.0 million over fiscal 1999 sales. Registrant only had one piano manufacturer as a distributor in fiscal 1999. The $3 million increase in Pianomation sales was a result of the addition of two new manufacturers, accounting for $1.2 million of the increase, increased sales by the existing manufacturer that distributed Registrant's product (accounting for $400,000 of the increase), Registrant signed two new music stores to distribute its systems which accounted for $700,000 of the increase, one of Registrant's major existing music stores purchased an additional $250,000 of Pianomation units, and the remaining $450,000 it due to a general overall acceptance of Registrant's product in the marketplace.



     COSTS AND EXPENSES. Total cost of sales increased 35.2% from $7.5 million in fiscal 1999 to $10.2 million in fiscal 2000. As a percentage of sales, however, cost of sales only increased 1.3 percentage points from 73.1% in fiscal 1999 to 74.4% in fiscal 2000. The minor increase is a result in a shift from selling units directly to a music store vs. selling to a manufacturer. The price charged to the manufacturer is less than charged to the music store, so since more units were sold to manufacturers in 2000 than 1999, the cost of sales increased for 2000, even though the sales also increased.


     Selling, general and administrative expenses ("S,G&A") increased 3.8% from $1.9 million in fiscal 1999 to $2.0 million in fiscal 2000; however, as a percentage of sales, S,G&A improved 4.2 percentage points from 18.9% in fiscal 1999 to 14.7% in fiscal 2000. The improvement is mostly due to the fixed nature of the majority of Registrant's S,G&A expenses. Research and development expenses increased 87.5% from

$182,000 in fiscal 1999 to $341,000 in fiscal 2000 due to Registrant developing several new products in fiscal 2000 which were mostly product enhancements and additions to its Pianomation system.

     INTEREST EXPENSE, NET. Net interest expense decreased 3.4% from $142,000 in fiscal 1999 to $137,000 in fiscal 2000. Registrant did not receive any proceeds from borrowings during fiscal 2000.

     PROVISION FOR INCOME TAXES. Registrant's effective tax rate for fiscal 1999 and fiscal 2000 was 22.1% and 44.4%, respectively. The variation in the effective rate for the tax provision in fiscal 2000 and the tax provision in fiscal 1999 is primarily due to the fiscal 2000 reversal of a prior year deferred tax valuation allowance of $160,000 (see Note 8 to the Consolidated Financial Statements).

THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1999.

     SALES. Total sales increased 44.6% from $2.5 million in first three months of fiscal 2000 to $3.5 million in the first three months of fiscal 2001. Increased sales of Pianomation systems accounted for the largest portion of the overall increase, improving approximately $1.1 million over the same period in the prior year. The improved Pianomation sales were the result of Registrant adding two new piano manufacturers after the first quarter of fiscal 2000. Registrant only had one piano manufacturer as a distributor in the fiscal 2000 first quarter. The addition of the two new distributors accounted for approximately $410,000 of the increase.


     COSTS AND EXPENSES. Total cost of sales increased 51.9% from $1.7 million in first three months of fiscal 2000 to $2.6 million in the first three months of fiscal 2001. As a percentage of sales, cost of sales only increased 3.5 percentage points from 69.7% in first quarter of fiscal 2000 to 73.2% in the first quarter of fiscal 2001. The minor increase is a result in a shift from selling units directly to a music store vs. selling to a manufacturer. The price charged to the manufacturer is less than charged to the music store, so since more units were sold to manufacturers in 2000 than 1999, the cost of sales increased for 2000, even though the sales also increased.


     Selling, general and administrative expenses ("S,G&A") increased 21.2% from $512,000 in the first quarter of fiscal 2000 to $621,000 in the first quarter of fiscal 2001; however, as a percentage of sales, S,G&A improved 3.4 percentage points from 20.9% in first three months of fiscal 2000 to 17.5% in the first three months of fiscal 2001. The improvement is mostly due to the fixed nature of the majority of Registrant's S,G&A expenses. Research and development expenses increased from $11,000 in the first quarter of fiscal 2000 to $45,000 in the first three months fiscal 2001 due to Registrant developing several new products after December 1999 which were mostly product enhancements and additions to its Pianomation system.

     INTEREST EXPENSE, NET. Net interest expense decreased 28.4% from $47,000 in the first quarter of fiscal 2000 to $33,000 in the first quarter of fiscal 2001.

     PROVISION FOR INCOME TAXES. Registrant accrued a provision for federal and state income taxes at a rate of 30% and 10% during the first quarter of fiscal 2001 and fiscal 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES.

     The primary sources of Registrant's cash are net cash flows from operating activities and short-term vendor financing. Currently, Registrant does not have available any established lines of credit with banking facilities.

     Registrant's cash and cash equivalents were $1.0 million and $512,000 at June 30, 2000 and 1999, respectively. Fiscal 2000 earnings before interest, taxes, depreciation and amortization ("EBITDA") increased $505,000 to $1,277,000 from $772,000 in fiscal 1999. Registrant's cash and cash equivalent increased for year ended June, 30, 2000 vs. the year ended June 30, 1999 as a result of the slightly lower inventory, and increased sales. For fiscal year ended June 30, 2000 Registrant was able to balance the parts needed for the Pianomation units due to improved delivery times from their suppliers. The accounts receivable for fiscal year ended June 30, 2000 were higher than fiscal year ended June 30, 1999 due to the slow paying nature of the manufacturer accounts.



     Registrant's cash and cash equivalent's were $163,000 and $206,000 at September 30, 2000 and 1999, respectively. The earnings for the first quarter of fiscal year 2001 before interest, taxes, depreciation and amortization (EBITDA) increased $66,000 to $308,000 from $242,000 in the first quarter of fiscal year 2000. The increase relates directly to the increase in sales for fiscal year 2001. The cash and cash equivalents decreased for same period as a result in the increase in Pianomation(R) parts inventory. A portion of the cash was also used to increase the inventory of imported pianos.


     The Registrant has a note payable to a lending institution due May 2002 with a balloon payment of approximately $919,000 payable at that time (see Note 4 to the Consolidated Financial Statements). Registrant intends to refinance this note prior to the due date and has had favorable informal conversations with the lending institution suggesting that refinancing the note is likely.

     Registrant believes its current available cash position, coupled with its cash forecast for the year and periods beyond, is sufficient to meet its cash needs on both a short-term and long-term basis. There are no major capital expenditures planned for in the foreseeable future, nor any payments planned for off-balance sheet obligations. Registrant's management is not aware of any known trends or demands, commitments, events, or uncertainties, as they relate to liquidity which could negatively affect Registrant's ability to operate and grow as planned.

ITEM 3. DESCRIPTION OF PROPERTIES.


     Registrant owns a 24,000 square foot building in Buffalo, New York which is used for piano roll manufacture and warehouse, a 46,000 building in Seneca Pennsylvania which is used as a piano manufacturing and warehouse facility, and a 17,000 square foot building in Seneca Pennsylvania which is used for Pianomation(R) System assembly and warehouse. Registrant leases from its President and largest shareholder, 4,000 square feet of office and warehouse space in Naples, Florida. The Naples location is Registrant's principal corporate office. Registrant leases from an unrelated party an additional 1,500 square feet of showroom space in Naples, Florida. Registrant leases from its president and largest shareholder approximately 6000 square feet of showroom and warehouse space in Las Vegas, Nevada. The terms of the office space arrangements for Las Vegas are comparable to similar spaces available on the open market. The terms of the office space arrangements in Florida are below what is available in the open market.


     The principle provisions of those leases are as follows:

Location                      Base Rent Per Month      Date of Lease       Expiration
--------                      -------------------      -------------       ----------
Offices and Warehouse               $2,000               01/01/1993        12/31/2012
   Naples, Florida

Showroom                            $  834               04/01/2000        04/01/2020
   Naples, Florida

Showroom and Warehouse              $6,250               04/01/2000        month-to-month
   Las Vegas, Nevada


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

PRINCIPAL SHAREHOLDERS.

     The following table sets forth as of June 30, 2000, the number of Registrant's voting securities beneficially owned by persons who own five percent or more of Registrant's voting stock, by each director, and by all officers and directors as a group. The table presented below includes shares issued and outstanding, and warrants to purchase shares and options exercisable within 60 days.

                    Name and Address                        Number of      Percent
                            of               Type of          Shares         of
Title and Class     Beneficial Owner        Ownership         Owned         Class
---------------     -------------------     ----------      ----------     -------
   $.01  par          Richard Dolan         Record and      6,440,491*        66%
                                            Beneficial
   $.01  par            Ann Jones           Record and        200,063          2%
                                            Beneficial
   $.01  par          Geoffry Matlin        Record and         14,000           ***
                                            Beneficial
Common Stock          All Officers and      Record and      6,654,554**       68%
$.01  par value       Directors as a        Beneficial
Common Stock          Group (3 persons)


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     DIRECTORS AND OFFICERS. The Directors and Executive Officers of Registrant and the positions held by each of them are as follows. All directors serve until Registrant's next annual meeting of shareholders.

-------------------
* Includes 771,407 shares owned by family members of which Mr. Dolan disclaims ownership. Also includes 534,925 shares of Series A preferred stock with is convertible into shares of common stock.

** The directors and officers have sole voting and investment power as to the shares beneficially owned by them.

***  Less than one percent

                                      Serving as
                                      Director of      Position Held With
    Name                 Age       Registrant Since    the Registrant
    ----                 ---       ----------------    -------------------
Richard A. Dolan          65              1990         President, Chief Executive Officer, Director

Ann A. Jones              35              1996         Secretary, Treasurer, Chief Financial Officer, Director

Geoffry Matlin            50              1998         Director



BIOGRAPHICAL INFORMATION.

Richard A. Dolan

For more than the past five years, Mr. Dolan has been majority shareholder, President, Chief Executive Officer and a director of Registrant. He was the founder of and has been the principal owner, Chairman, and President of Alltech Associates, Inc since 1971. Prior to 1971 he was Research Director of Simoniz in Europe. Mr. Dolan has a Bachelor of Science in chemistry from DePaul University, a Master of Science degree in chemistry from Roosevelt University.

Ann A. Jones

Ms. Jones has been Secretary, Treasurer, Chief Financial Officer and Director of Registrant since 1996. From June 1988 to June 1996 Ms. Jones has served in various capacities with Registrant including customer service and manager. Ms. Jones has a Bachelor of Science degree in hotel and resort management from the Rochester Institute of Technology.

Geoffry Matlin

Geoffry Matlin has been a director of the Registrant since September 1998. From 1998 to the present, Mr. Matlin has been the Chief Financial officer of Alltech Associates, Inc., a manufacturer and distributor of chromatography equipment. From 1995 to 1998 he was the corporate controller of Alltech.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table sets forth information concerning compensation for services in all capacities by the Registrant and its subsidiaries for fiscal years ended June 30, 1998, 1999 and 2000 of those persons who were, at June 30, 2000, the Chief Executive Officer of the Registrant and other highly compensated executive officers and employees of Registrant.

                           SUMMARY COMPENSATION TABLE

                                    Annual Compensation           Long-Term Compensation
                                                                       Securities
Name and principal                                 Other Annual        Underlying
Position                 Year        Salary       Compensation(3)     Options/SARs
------------------       ----        ------       ---------------     ------------
Richard Dolan
President, CEO           1998         $ --             $ --                --
                         1999           --               --                --
                         2000           --               --                --

     Mr. Dolan has no employment agreement and has received no compensation for the past three fiscal years. Registrant has no plans to compensate Mr. Dolan in the future. It does intend to compensate directors for attendance at board meetings. Such director compensation has not been determined but is expected to be less than $2,000 per meeting. Registrant has no plans to significantly increase the compensation of any other officers.


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                     Number of           % of Total
                     Securities         Options/SARs
                     Underlying          Granted to       Exercise or
                    Options/SARs        Employees in      Base Price       Expiration
Name (1)            Granted (#)         Fiscal Year       ($ / Share)         Date
--------            ------------        ------------      -----------      ----------
Richard Dolan            --                  n/a               n/a            n/a


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Registrant leases from Richard A. Dolan 4,000 square feet of warehouse and office space located in Naples, Florida. Richard A. Dolan is Registrant's President, Chief Executive Officer, controlling shareholder and a Member of Registrant's Board of Directors. The lease was executed January 1, 1993 and has a term of 20 years. Rental is $24,000 per year.

     Registrant also leases from Mr. Dolan 6,000 square feet of showroom space in Las Vegas, Nevada. That lease is month-to-month with rental payments of $75,000 per year.


     The terms of the office space arrangements for Las Vegas are comparable to similar spaces available on the open market. The terms of the office space arrangements in Florida are below what is available in the open market.


     During the period July 1997 through September 2000, Registrant borrowed a total of $694,796 from Mr. Dolan. The obligation bears interest at 6% per annum and is payable on demand. No periodic payments are required. Currently Registrant is indebted $606,796 to Mr. Dolan.


     Registrant is not currently considering adopting any policy regarding transactions with affiliates.


ITEM 8. DESCRIPTION OF SECURITIES.

     Registrant's Amended Certificate of Incorporation, dated July 22, 1996 authorizes it to issue up to forty-two million (42,000,000) shares of all classes of capital stock which are divided into two classes, to wit: 1) forty million (40,000,000) shares of $0.01 par value common shares, and 2) two million (2,000,000) shares of $0.01 par value Class A preferred stock. As of June 30, 2000 9,248,956 shares of common stock and 534,925 shares of Class A preferred stock are issued and outstanding.

     Holders of shares of common stock have no preemptive rights.

     Holders of shares of common stock are entitled to vote at any meeting, in person or by proxy. Each outstanding share is entitled to one vote. There are no cumulative or similar type voting rights.

     Holders of shares of common stock are entitled to receive dividends when properly declared the Board of Directors. It is not contemplated that dividends will be declared in the foreseeable future. Shares of Class A preferred stock have dividend rights and liquidation rights superior to those of the shares of common stock.


     The Registrant's Articles of Incorporation, as amended, provide that the affirmative vote of the holders of each share of Class A preferred stock then outstanding shall be required to authorize each of the following: (1) the issuance of any additional shares of Class A preferred stock, (ii) the issuance of any additional shares of a class or series of stock (but not the issuance of any form of debt) ranking prior to or on a parity with the Class A preferred stock as to dividends or as to distribution upon liquidation, dissolution or winding up, (iii) any amendment, alteration or repeal of any resolutions or of the Corporation's Certificate of Incorporation so as to alter or change the preferences, special rights, privileges or voting or other powers of the Class A preferred stock ; or (iv) any proposed consolidation or merger of the Corporation with or into any other corporation or corporations, any proposed re-incorporation, liquidation, dissolution or winding up of the Corporation or any proposed sale, lease, transfer or other disposition of all or substantially all of the assets of the Corporation. These provisions may delay, defer of prevent a change in control of Registrant.



     Section 203 of the Delaware General Corporation Law provides that a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder. That provision would limit business reorganizations with certain control persons and with entities controlled by such control persons.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Registrant's common stock is quoted on the Electronic Pink Sheets. The high and low bids of Registrant's common stock for each quarter during fiscal years ended June 30, 2000, and 1999 are as follows:

                                         High Bid Price   Low Bid Price
                                                $              $
Fiscal Year Ended June 30, 1999:
     First Quarter                            3.00            1 1/4
     Second Quarter                           1 5/8           1.00
     Third Quarter                            2.00            15/16
     Fourth Quarter                           1.00            1 9/16

Fiscal Year Ended June 30, 2000:
     First Quarter                            2 1/8             1 1/2
     Second Quarter                           1 3/4             1/2
     Third Quarter                            1 1/4             5/8
     Fourth Quarter                           1 3/16            1 1/2
     Quarter Ended

Quarter Ended September 30, 2000              1.80              1.01

     Such over-the-counter quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.

     The records of American Registrar and Transfer Co., Registrant's transfer agent, indicate that there are 150 registered owners of Registrant's common stock as of June 30, 2000.

     Registrant has paid no dividends in the past two fiscal years. Registrant has no intention of paying dividends in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS.

     On October 16, 2000, Family Music Centers, Inc and Burgett, Inc (d/b/a Pianodisc) brought an action in District Court, Clark County, Nevada against Registrant, Richard Dolan and an employee of Registrant. The Plaintiffs allege that Registrant and the other Defendants have engaged in wrongful conduct associated with the employment of a former employee of a competitor, misuse of information in the possession of that employee, copyright infringement by that employee and other associated claims. On October 17, 2000, the Plaintiffs obtained a Temporary Restraining Order prohibiting the Defendants from possessing or using certain confidential customer records or music software known as PianoDisc and a prejudgement writ of attachment directing the Defendants to deliver all copies of that software to Plaintiffs. The Defendants have filed an answer and counterclaims in the matter. The litigation is in an early pre-discovery phase and Registrant makes no prediction of its outcome. Registrant intends to vigorously defend the action.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     On June 1, 1999, Registrant dismissed Ernst and Young, LLP and on June 1, 1999 engaged Altschuler, Melvoin and Glasser, LLP as its principal independent accountants. The change of independent accountants was approved by Registrant's Board of Directors. There were no disagreements with Ernst and Young, LLP on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure. Ernst and Young, LLP's audit reports of the past two years did not contain any adverse or disclaimed opinions, nor were the opinions qualified or modified as to uncertainty, audit scope or accounting principles.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, Registrant has issued without registration under the Securities Act of 1933 only the following described warrant. The warrant was issued directly by the Registrant without the involvement of an underwriter. The warrant was issued to a single individual and Registrant relied upon the private placement exemption set out in Section 4(2) of the Securities Act of 1933 and there was no advertising or general solicitation. The recipient Campbell and Associates was a financially sophisticated party with substantial net worth and met the definition of "Accredited Investor" as set out in Regulation D promulgated pursuant to the Securities Act of 1933. The warrant has expired unexercised.



Date of Sale        Title of Security        Amount Sold              Total Purchase Price
------------        -----------------        -----------              --------------------
July 1, 1998        Warrant to purchase      One Warrant for                   $1
                    Shares of Common         for the purchase
                    Stock                    of 100,000 shares


ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The following are the statutory, Articles of Incorporation, and Bylaw provisions or other arrangements that insure or indemnify controlling persons, directors or officers of the Registrant or affects his or her liability in such capacity.

     The Articles of Incorporation Provide the Following:


                                  ARTICLE VIII

                        LIMITATION ON DIRECTORS LIABILITY

     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.


                                   ARTICLE IX

                                 INDEMNIFICATION

     1. RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director, officer of employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereto) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery of the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article or otherwise (hereinafter an "undertaking").

     2. RIGHT OF INDEMNITEE TO BRING SUIT. If a claim under paragraph 1 of this Article is not paid in full by the Corporation within Sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover any advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of [sic] providing that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this Article or otherwise shall be on the Corporation.

     3. NON-EXCLUSIVITY OF RIGHTS. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other rights which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, by law, agreement, vote of stockholders or disinterested directors or otherwise.

     4. INSURANCE. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expenses, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     5. INDEMNIFICATION OF AGENTS OF THE CORPORATION. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses, to any agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation.

     The Bylaws of the Corporation Provide the Following:


                                  ARTICLE VIII

                                 INDEMNIFICATION

     Section 1. INDEMNIFICATION. Subject to the requirements of the Delaware General Corporation Law, no officer or director shall be personally liable for any obligations of the corporation or for any duties or obligations arising out of any acts or conduct of said officer or Director performed for or on behalf of the corporation. To the fullest extent allowable by the Delaware General Corporation Law, the corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time as a Director or officer of the corporation from and against any and all claims, judgments, and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or officer of the corporation, or by reason of any action alleged to have been heretofore or hereafter taken or omitted to have been taken by him as such Director or officer, and shall reimburse any such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability; PROVIDED that the corporation shall have the power to defend such person from all suits or claims as provided for under the provisions of the Delaware General Corporation law; PROVIDED FURTHER, however, that no such person shall be indemnified against, or be reimbursed for, or be defended against any expense or liability incurred in connection with any claim or action arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the corporation to indemnify or reimburse such person in any proper case, even though not specifically provided for herein or otherwise permitted. The corporation, its Directors, officers, employees, and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

     Section 2. OTHER INDEMNIFICATION. The indemnification herein provided shall not be deemed exclusive of any other right to indemnification to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested Directors, or otherwise, both as to action taken in his official capacity and as to action taken in any other capacity while holding such office. It is the intent hereof that all officers and Directors be and hereby are indemnified to the fullest extent permitted by the laws of the State of Delaware and these Bylaws. The indemnification herein provided shall continue as to any person who has ceased to be a Director, officer, or employee, and shall inure to the benefit of the heirs, estate, and personal representative of any such person.

     Section 3. INSURANCE. The Board of Directors may, in its discretion, direct that the corporation purchase and maintain insurance on behalf of any person who is or was a Director, officer, or employee of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against liability under the provisions of this section.

     Section 4. SETTLEMENT BY CORPORATION. The right of any person to be indemnified shall be subject always to the right of the corporation by the Board of Directors, in lieu of such indemnity, to settle any claim, action, suit, or proceeding at the expense of the corporation by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

     Delaware Code Provides the Following:

8 Del. C. Section 145. Indemnification of officers, directors, employees and agents; insurance.

     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Section 102(b)(7). Contents of certificate of incorporation.

     (b) In addition to the matters required to be set forth in the certificate of incorporation by subsection (a) of this section, the certificate of incorporation may also contain any or all of the following matters:

     (7) A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) For any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of this title; or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this paragraph to a director shall also be deemed to refer (x) to a member of the governing body of a corporation which is not authorized to issue capital stock, and (y) to such other person or persons, if any, who, pursuant to a provision of the certificate of incorporation in accordance with
Section 141(a) of this title, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by this title.

Section 121. General powers.

     (a) In addition to the powers enumerated in Section 122 of this title, every corporation, its officers, directors and stockholders shall possess and may exercise all the powers and privileges granted by this chapter or by any other law or by its certificate of incorporation, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes set forth in its certificate of incorporation.

     (b) Every corporation shall be governed by the provisions and be subject to the restrictions and liabilities contained in this chapter. Section 141(e). Board of directors; powers; number, qualifications, terms and quorum; committees; classes of directors; nonprofit corporations; reliance upon books; action without meeting; removal.

     (e) A member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member's duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation's officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Section 172. Liability of directors and committee members as to dividends or stock redemption.

     A member of the board of directors, or a member of any committee designated by the board of directors, shall be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of its officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation, as to the value and amount of the assets, liabilities and/or net profits of the corporation or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid, or with which the corporation's stock might properly be purchased or redeemed.

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY


FINANCIAL STATEMENTS


JUNE 30, 2000 AND 1999
(REVISED)

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
TABLE OF CONTENTS
JUNE 30, 2000 AND 1999


                                    (REVISED)



                                                                                Page

INDEPENDENT AUDITORS' REPORT                                                      23

FINANCIAL STATEMENTS

     Consolidated Balance Sheets                                                  24

     Consolidated Statements of Income                                            25

     Consolidated Statements of Changes in Stockholders' Equity                   26

     Consolidated Statements of Cash Flows                                        27

     Notes to Consolidated Financial Statements                                28 - 32


INDEPENDENT AUDITORS' REPORT


                                    (REVISED)




Board of Directors of
QRS Music Technologies Inc. and Subsidiary


We have audited the accompanying consolidated balance sheets of QRS Music Technologies Inc. and Subsidiary as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QRS Music Technologies Inc. and Subsidiary as of June 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




Altschuler Melvoin and Glasser LLP
Chicago, Illinois
August 23, 2000, except for Note 7,
 as to which the date is October 1, 2000

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2000 AND 1999


                                                                 2000              1999
                                                              -----------       -----------
Assets
Current assets
      Cash                                                    $ 1,042,171       $   512,102
      Accounts receivable (net of allowance
        for doubtful accounts of $180,000
        and $505,256, respectively, for
        June 30, 2000 and 1999)                                 1,681,707           585,256
      Inventories                                               4,206,988         4,418,394
      Deferred income taxes                                       200,000            25,000
      Prepaid expenses                                              6,271           229,431
                                                              -----------       -----------
                                                                7,137,137         5,770,183
Property, plant and equipment                                   1,164,779         1,013,683
Other assets                                                       84,961           143,249
                                                              -----------       -----------
                                                              $ 8,386,877       $ 6,927,115
                                                              ===========       ===========
Liabilities and Stockholders' Equity
Current liabilities
      Current portion of long-term debt                       $   129,047       $   114,048
      Note payable - stockholder                                  488,000           488,000
      Accounts payable                                            873,675           349,970
      Accrued expenses (including due to related
        party of $150,988 and $72,708, respectively,
        for June 30, 2000 and 1999)                               446,047           236,811
      Income taxes payable                                        240,000           172,973
                                                              -----------       -----------
                                                                2,176,769         1,361,802
                                                              -----------       -----------
Other liabilities
      Long-term debt                                            1,039,647         1,171,456
      Deferred income taxes                                         5,000            25,000
                                                              -----------       -----------
                                                                1,044,647         1,196,456
                                                              -----------       -----------
Commitments and contingencies
Stockholders' equity
       Series A preferred stock, voting, $ .01 par
         value, 2,000,000 authorized, 534,925 shares
         issued and outstanding in 2000 and 1999,
         respectively, liquidation value of $2,653,288
         and $2,524,846, respectively, for 2000 and 1999            5,349             5,349
       Common stock, voting, $ .01 par value, 40,000,000
         shares authorized, 9,248,956 shares issued in
         2000 and 1999, respectively                               92,490            92,490
      Additional paid-in capital                                5,631,245         5,631,245
      Accumulated deficit                                        (563,623)       (1,360,227)
                                                              -----------       -----------
                                                                5,165,461         4,368,857
                                                              -----------       -----------
                                                              $ 8,386,877       $ 6,927,115
                                                              ===========       ===========


See accompanying notes.

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 2000 AND 1999


                                                    2000               1999
                                                ------------       ------------
Net sales                                       $ 13,724,006       $ 10,315,118
Cost of sales                                     10,204,618          7,545,155
                                                ------------       ------------
GROSS PROFIT                                       3,519,388          2,769,963
                                                ------------       ------------
Operating expenses
      Selling, general and administrative          2,018,791          1,944,401
      Research and development                       340,804            181,731
                                                ------------       ------------
                                                   2,359,595          2,126,132
                                                ------------       ------------
INCOME FROM OPERATIONS                             1,159,793            643,831
Interest expense                                     136,841            141,590
                                                ------------       ------------
INCOME BEFORE INCOME TAXES                         1,022,952            502,241
                                                ------------       ------------
Income taxes
      Federal tax expense                            317,871            170,000
      State tax expense                              103,477             50,000
      Deferred income taxes                         (195,000)             3,000
                                                ------------       ------------
                                                     226,348            223,000
                                                ------------       ------------
NET INCOME                                           796,604            279,241
Less preferred stock dividends                      (128,382)          (128,382)
                                                ------------       ------------
INCOME AVAILABLE TO COMMON STOCKHOLDERS         $    668,222       $    150,859
                                                ============       ============
NET INCOME PER COMMON SHARE
      Basic                                     $       0.07       $       0.02
                                                ============       ============
      Assuming dilution                         $       0.07       $       0.02
                                                ============       ============
SHARES USED IN COMPUTING PER SHARE AMOUNTS
      Basic                                        9,248,956          9,248,956
                                                ============       ============
      Assuming dilution                            9,248,956          9,248,956
                                                ============       ============


See accompanying notes.

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2000 AND 1999

                            Series A Preferred Stock            Common Stock
                            ------------------------       ----------------------
                                                                                       Additional                       Total
                            Number of                      Number of                    Paid-In       Accumulated    Stockholders'
                             Shares          Amount         Shares         Amount        Capital        Deficit        Equity
                            ---------       --------       ---------      --------     -----------    -----------    -------------
Balance, July 1, 1998        534,925        $  5,349       9,248,956      $ 92,490     $ 5,631,245    $(1,639,468)   $ 4,089,616
Net income                                                                                                279,241        279,241
                             -------        --------       ---------      --------     -----------    -----------    -----------
Balance, June 30, 1999       534,925           5,349       9,248,956        92,490       5,631,245     (1,360,227)     4,368,857
Net income                                                                                 796,604        796,604
                             -------        --------       ---------      --------     -----------    -----------    -----------
BALANCE, JUNE 30, 2000       534,925        $  5,349       9,248,956      $ 92,490     $ 5,631,245    $  (563,623)   $ 5,165,461
                             =======        ========       =========      ========     ===========    ===========    ===========


See accompanying notes.

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2000 AND 1999

                                                                  2000              1999
                                                               -----------       -----------
Operating activities
      Net income                                               $   796,604       $   279,241
      Depreciation and amortization                                116,763           128,403
      Allowance for doubtful accounts                             (325,256)          214,560
      Deferred tax expense                                        (195,000)            3,000
      Changes in
            Accounts receivable                                   (771,195)            8,786
            Inventories                                            211,407          (456,334)
            Prepaid expenses and other assets                      281,448           (23,048)
            Accounts payable                                       523,705          (445,774)
            Accrued expenses                                       209,234              (908)
            Income taxes payable                                    67,027           220,000
                                                               -----------       -----------
      Net cash provided by (used in) operating activities          914,737           (72,074)
                                                               -----------       -----------
Investing activities
      Acquisitions of property and equipment                      (267,858)          (34,572)
                                                               -----------       -----------
      Net cash used in investing activities                       (267,858)          (34,572)
                                                               -----------       -----------
Financing activities
      Proceeds from note payable - stockholder                                       488,000
      Repayments of long-term debt                                (116,810)         (115,261)
                                                               -----------       -----------
      Net cash provided by (used in) financing activities         (116,810)          372,739
                                                               -----------       -----------
Increase in cash                                                   530,069           266,093

Cash
      Beginning of year                                            512,102           246,009
                                                               -----------       -----------
      End of year                                              $ 1,042,171       $   512,102
                                                               ===========       ===========
Supplemental disclosure of cash flow information
      Interest paid                                            $   107,562       $   116,882
                                                               ===========       ===========
      Income taxes paid                                        $   354,321       $        --
                                                               ===========       ===========

See accompanying notes.

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS--QRS Music Technologies, Inc. and Subsidiary (the "Company") is a manufacturer and distributor of pianos, pianomation units, and compact discs and music rolls for use in player pianos through its wholly-owned subsidiary QRS Pianos, Inc. (the operating company). The operating company sells its products to dealers and end-users, predominantly in the United States.

     The operating company has divisions in Buffalo, New York; Seneca, Pennsylvania; Naples, Florida; and Las Vegas, Nevada.

     USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     REVENUE RECOGNITION--The Company recognizes sales when products are shipped. The Company may, at times, arrange financing of customers' purchases through commercial financing companies. These arrangements generally require the Company to repurchase pianos financed and repossessed by the commercial financing companies. The purchase price is typically the total unpaid balance owed to the finance companies plus reasonable expenses.



     Pianos purchased from the finance companies are recorded into inventory on the same basis as the company records purchases of pianos from independent piano suppliers.


     CASH--At June 30, 2000 and 1999, the Company had deposits at two commercial banks. Deposits are insured by the Federal Deposit Insurance Corporation
     (FDIC) up to $100,000. Deposits may from time to time exceed federally insured limits.

     INVENTORIES--Inventories are valued at the lower of cost or market under the first-in, first-out (FIFO) method.

     PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are valued at cost and depreciation using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charge to income as incurred. Expenditures that materially extend the useful lives of assets are capitalized.

     ADVERTISING--The Company expenses advertising as the costs are incurred.

     RESEARCH AND DEVELOPMENT--The Company expenses research and development as the costs are incurred.

     DEFERRED INCOME TAXES--Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the financial statement and tax basis of assets and liabilities.

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, Continued

     EARNINGS PER SHARE--The Company computes basic earnings per share under Financial Accounting Standard (FAS) No. 128, "Earnings per Share." Net earnings less preferred dividends are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to convertible preferred stock.


     The computation of basic and diluted EPS was as follows:



                                                          2000              1999
                                                       -----------       -----------
     Numerator
          Net income                                   $   796,604       $   279,241
          Less preferred stock dividends                  (128,382)         (128,382)
                                                       -----------       -----------
     Basic EPS
          Income available to common stockholders      $   668,222       $   150,859
                                                       ===========       ===========
     Denominator
          Basic and dilutive income per share
            -weighted average shares outstanding         9,248,956         9,248,356
                                                       ===========       ===========
     Basic net income per share                        $      0.07       $      0.02
                                                       ===========       ===========
     Diluted net income per share                      $      0.07       $      0.02
                                                       ===========       ===========



     In 2000 and 1999, 534,925 weighted average common shares from the conversion of convertible preferred stock were not included in the computation because they were antidilutive.


     FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts of financial instruments including cash, accounts receivable, accounts payable, and short-term debt approximate their fair values because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, approximated fair value based upon market prices for the same or similar instruments.



     RECLASSIFICATIONS--Certain amounts reported in the 1999 financial statements have been reclassified to conform with the 2000 presentation without affecting previously reported net income. The Company reclassified certain amounts from accounts payable to accrued expenses and how it accounted for the Series A preferred stock.

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 2 INVENTORIES

Inventories at June 30, 2000 and 1999 consist of:

                               2000              1999
                            -----------       -----------
     Raw materials          $ 2,170,984       $ 2,009,862
     Work-in-process            496,292           183,471
     Finished goods           1,648,157         2,399,563
                            -----------       -----------
                              4,315,433         4,592,896
     Valuation reserve         (108,445)         (174,502)
                            -----------       -----------
                            $ 4,206,988       $ 4,418,394
                            ===========       ===========

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2000 and 1999 consist of:

                                                                                      Depreciable
                                                        2000              1999            Lives
                                                    -----------       -----------     -----------
     Land and buildings                             $   874,983       $   874,983        10-39
     Leasehold improvements                             455,614           229,628        10-20
     Machinery and equipment                            667,579           679,861         5-7
     Office equipment                                   220,375           175,804         5-7
     Vehicles                                            89,292            73,696          5
                                                    -----------       -----------
                                                      2,307,843         2,033,972
     Accumulated depreciation and amortization       (1,143,064)       (1,029,659)
                                                    -----------       -----------
                                                      1,164,779         1,004,313
     Construction in progress                                               9,370
                                                    -----------       -----------
     Net book value                                 $ 1,164,779       $ 1,013,683
                                                    ===========       ===========

Depreciation and amortization expense amounted to $116,763 and $128,403 for the years ended June 30, 2000 and 1999, respectively.

NOTE 4 LONG-TERM DEBT

Long-term debt at June 30, 2000 and 1999 consists of:

                                                            2000               1999
                                                         -----------       -----------
     Note payable - lending institution - payable
       in monthly installments of $18,638 including
       interest at 8.55%, due May 2002, secured by
       all assets of the Company                         $ 1,168,694       $ 1,285,504

     Current portion                                        (129,047)         (114,048)
                                                         -----------       -----------
                                                         $ 1,039,647       $ 1,171,456
                                                         ===========       ===========

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 4 LONG-TERM DEBT, Continued

Scheduled maturities of long-term debt are as follows:

     2001                $   129,047
     2002                  1,039,647
                         -----------
                         $ 1,168,694
                         ===========

NOTE 5 COMMITMENTS


The Company is contingently liable under its third party financing agreements, arranged for its customers, in the amounts of $1,364,000 and $1,481,000, respectively, at June 30, 2000 and 1999. The total pianos repurchased by the Company under these commitments amounted to $58,345 and $11,370, respectively, for the years ended June 30, 2000 and 1999.


NOTE 6 RELATED-PARTY TRANSACTIONS

The Company leases property from its major stockholder under a 20-year operating lease which expires December 2012. Annual lease payments are $24,000. On April 1, 2000, the Company entered into an additional rental agreement with the same stockholder. The lease is on a month-to-month basis for $6,250 per month. Unpaid rent totaling $97,000 and $48,000 at June 30, 2000 and 1999, respectively, are included in accrued expenses in the accompanying balance sheets.

On August 27, 1998, the Company borrowed $488,000 from its major stockholder. This amount is due on demand and bears interest at the rate of 6 percent. Interest expense incurred for the years ending June 30, 2000 and 1999 was $29,280 and $24,708, respectively. These amounts are unpaid and included in accrued expenses in the accompanying balance sheets.


NOTE 7 STOCKHOLDERS' EQUITY

Each share of the Series A Preferred Stock is convertible into one share of common stock. Cumulative dividends accrue on the Series A Preferred Stock at a rate of 6 percent per annum of the liquidation value and are payable on June 30 and December 31. The preferred liquidation amount is $4 per share. The holders of the preferred shares are entitled to one vote per share with respect to all matters submitted to a vote of the Company's stockholders. Dividends in arrears on the Series A preferred stock amounted to $513,528 and $385,146, respectively, for June 30, 2000 and 1999.

The Company has issued the following common stock warrants:

                    Exercise              Exercise
       Number        Price                 Period
     ---------      --------            -----------
     285,714        $6/share            10/96-09/00
     100,000 *      $3/share            07/98-06/03

     *These warrants are exercisable only if the 285,714 warrants are exercised.

All of the above warrants have expired unexercised.

QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 8 INCOME TAXES

The components of the net deferred tax assets as of June 30, 2000 and 1999 are as follows:

                                                           2000             1999
                                                         ---------       ---------
     Deferred tax assets
          Bad debt allowance                             $  57,000       $  88,000
          Variation of inventories between tax and
            financial reporting purposes                    75,000          66,000
          Other accruals                                    68,000          31,000
                                                         ---------       ---------
                                                           200,000         185,000
     Deferred tax liability
          Variation of depreciation between tax and
            financial reporting purposes                    (5,000)        (25,000)

     Valuation allowance                                                  (160,000)
                                                         ---------       ---------
                                                         $ 195,000       $      --
                                                         =========       =========


A reconciliation of the provision for income taxes and the amount computed by applying the federal statutory rate to income before income tax expense is as follows:



                                                   2000            1999
                                                 ---------       ---------
     Computed income tax expense at federal
        statutory rate                           $ 348,000       $ 170,000
     Income tax expense at state rates (net
        of federal income tax effect)               68,000          33,000
     Reversal of prior year deferred tax
        valuation allowance                       (160,000)
     Others                                        (29,652)         20,000
                                                 ---------       ---------
                                                 $ 226,348       $ 223,000
                                                 =========       =========


QRS MUSIC TECHNOLOGIES INC. AND SUBSIDIARY

Quarterly Financial Statements

September 30, 2000 and 1999

(REVISED)


                                TABLE OF CONTENTS


                                                                                Page
                                                                                ----
Financial Statements

     Consolidated Balance Sheet ..........................................       34

     Consolidated Statements of Income ...................................       35

     Consolidated Statements of Cash Flows ...............................       36

     Notes to Consolidated Financial Statements ..........................       37


QRS Music Technologies Inc. and Subsidiary
Balance Sheets




                                                                               Consolidated
                                                            Sept. 30, 2000     June 30, 2000
                                                            --------------     ------------
ASSETS
Current assets
   Cash                                                       $   163,285       $ 1,042,171
   Accounts receivable (net of allowance
      for doubtful accounts of $105,000 and
      $180,000, respectively, for
      September 30, and June 30, 2000)                          2,016,107         1,681,707
   Inventories                                                  4,805,392         4,206,988
   Deferred income taxes                                          187,500           200,000
   Prepaid expenses                                                 6,272             6,271
                                                              -----------       -----------
                                                                7,178,556         7,137,137
Property, plant and equipment                                   1,174,054         1,164,779
Other assets                                                        7,749            84,961
                                                              -----------       -----------
                                                              $ 8,360,359       $ 8,386,877
                                                              ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Current portion of long-term debt                          $   129,047       $   129,047
   Note payable - stockholder                                     600,000           488,000
   Accounts payable                                             1,045,064           873,675
   Accrued expenses (including due to related
      party expenses of $159,238 and $150,988,
      respectively, for September 30, and June 30, 2000)          171,739           446,047
   Income taxes payable                                           100,210           240,000
                                                              -----------       -----------
                                                                2,046,060         2,176,769
                                                              -----------       -----------
Other liabilities
   Long-term debt                                                 998,523         1,039,647
   Deferred income taxes                                                0             5,000
                                                              -----------       -----------
                                                                  998,523         1,044,647
                                                              -----------       -----------
Commitments and contingencies                                          --                --

Stockholders' equity
   Series A preferred stock, voting, $ .01 par
      value, 2,000,000 authorized, 534,925 shares
      issued and outstanding at December 31 and
      June 30, 2000, liquidation value of $2,653,288
      and $2,653,288, respectively, at September 30
      and June 30, 2000                                             5,349             5,349
   Common stock, voting, $ .01 par value, 40,000,000
      shares authorized, 9,248,956 shares issued at
      December 31 and June 30, 2000                                92,490            92,490
   Additional paid-in capital                                   5,631,245         5,631,245
   Accumulated deficit                                           (413,308)         (563,623)
                                                              -----------       -----------
                                                                5,315,776         5,165,461
                                                              -----------       -----------
                                                              $ 8,360,359       $ 8,386,877
                                                              ===========       ===========


See accompanying notes.

QRS Music Technologies Inc. and Subsidiary
Unaudited Statements of Income
Three Months Ended September 30, 2000 and 1999


                                                             2000            1999
                                                          ----------      ----------
Net sales                                                 $3,548,530      $2,454,083
Cost of sales                                              2,599,277       1,711,259
                                                          ----------      ----------
Gross profit                                                 949,253         742,824
                                                          ----------      ----------
Operating expenses
      Selling, general and administrative                    620,629         512,263
      Research and development                                44,671          11,267
                                                          ----------      ----------
                                                             665,300         523,530
                                                          ----------      ----------
Income from operations                                       283,953         219,294
                                                          ----------      ----------
Interest expense                                              33,428          46,655
                                                          ----------      ----------
Income before income taxes                                   250,525         172,639
                                                          ----------      ----------
Income taxes
      Federal tax expense                                     75,158          51,793
      State tax expense                                       25,052          17,263
      Deferred income taxes                                        0               0
                                                          ----------      ----------
                                                             100,210          69,056
                                                          ----------      ----------
Net income                                                $  150,315      $  103,583
                                                          ==========      ==========
Earnings per common share
      Basic
            Net income                                    $     0.02      $     0.01
                                                          ==========      ==========
      Assuming dilution
            Net income                                    $     0.02      $     0.01
                                                          ==========      ==========
Weighted average number of common shares outstanding
      Basic                                                9,248,956       9,248,956
                                                          ==========      ==========
      Assuming dilution                                    9,783,881       9,783,881
                                                          ==========      ==========


See accompanying notes.

QRS Music Technologies Inc. and Subsidiary
Unaudited Statements of Cash Flows
Three Months Ended September 30, 2000 and 1999



                                                                   2000              1999
                                                               -----------       -----------
Operating activities
      Net income                                               $   150,315       $   103,583
      Depreciation and amortization                                 25,000            23,500
      Allowance for doubtful accounts                                    0                 0
      Deferred tax expense                                           7,500           182,000
      Changes in Accounts receivable                              (334,400)         (324,476)
            Inventories                                           (598,404)          (20,016)
            Prepaid expenses and other assets                       77,211           (84,656)
            Accounts payable                                       171,389           175,414
            Accrued expenses                                      (274,308)         (234,230)
            Income taxes payable                                  (139,790)          (47,027)
                                                               -----------       -----------
      Net Cash used in operating activities                       (915,487)         (225,908)
                                                               -----------       -----------
Investing activities
      Acquisitions of property and equipment                       (34,275)          (70,563)
                                                               -----------       -----------
      Net cash used in investing activities                        (34,275)          (70,563)
                                                               -----------       -----------
Financing activities
      Proceeds from note payable - stockholder                     112,000
      Repayments of long-term debt                                 (41,124)           (9,257)
                                                               -----------       -----------
      Net cash provided by (used in) financing activities           70,876            (9,257)
                                                               -----------       -----------
Decrease in cash                                                  (878,886)         (305,728)

Cash
      Beginning of period                                        1,042,171           512,102
                                                               -----------       -----------
      End of period                                            $   163,285       $   206,374
                                                               ===========       ===========
Supplemental disclosure of cash flow information
      Interest paid                                            $    33,428       $    46,655
                                                               ===========       ===========
      Income taxes paid                                        $   275,000       $   222,500
                                                               ===========       ===========



See accompanying notes.

Note 1 Unaudited Interim Financial Statements



Interim condensed financial statements are prepared pursuant to the requirements for reporting on Form 10-Q. Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with generally accepted accounting principals are omitted. For additional disclosures, see Notes to Consolidated Financial Statements contained in QRS Music Technologies, Inc., and Subsidiary (the "Company") Annual Report on Form 10-SB for the year ended June 30, 2000.



In the opinion of management of the company, all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the financial statements for these interim periods have been included. The current period's results of operations are not necessarily indicative of results which ultimately may be achieved for the year.



Note 2 Subsidiary



During the three month period ended September 30, 2000 the Company's wholly owned subsidiary was merged into its parent in a tax free merger.



Note 3 Inventories



Inventories at December 31, 2000:



                         September 30, 2000
                              Unaudited
                         ------------------
     Raw materials          $ 2,707,637
     Work-in-process            317, 66
     Finished goods           1,888,574
                            -----------
                              4,612,912
                              4,913,837
     Valuation reserve         (108,445)
                            -----------
                            $ 4,805,392
                            ===========



Note 4 Divendends in arrears



Dividends in arrears on the Series A preferred stock amount to $513,528 at September 30, 2000.



Note 5 Common stock warrants



All of the Company's outstanding common stock warrants expired during the three month period ended September 30, 2000.

                                    PART III


                                     Item 1

                                  Exhibit Index


Exhibit Number                                                                  Page #
     2 (i)   Articles of Incorporation . . . . . . . . . . . . . . . . . . . . .  39
       (ii)  Bylaws. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
     6 Material Contracts
       (i)   Lease - Naples, Florida . . . . . . . . . . . . . . . . . . . . . .  68
       (ii)  Monthly Rental Agreement - Las Vegas . . . . . . .. . . . . . . . .  74
       (iii) MidiMan License . . . . . . . . . . . . . . . . . . . . . . . . . .  77
       (iv) Micro-W Distributing License Agreement . . . . . . . . . . . . . . .  78
    16 Letter regarding change in certifying accountant. . . . . . . . . . . . .  82


Pursuant to the requirements of Section 12 of the Securities Exchange Age of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        QRS Music Technologies, Inc.

Date:  3/26/01                           By: /s/
     -----------                            ----------------------------------
                                            (Signature)
                                            Ann Jones
                                            Chief Financial Officer